

Mail Stop 3030

November 9, 2009

Dr. Mohd Aslami
Chief Executive Officer
US SolarTech, Inc.
680 N. Main Street, C-2
Wolfeboro, NH 03894

>   **Re: US SolarTech, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed October 26, 2009**
>   **File No. 333-157805**

Dear Dr. Aslami:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

June 30, 2009 Unaudited Interim Financial Statements, page F-1

1.   Please revise to disclose the date through which subsequent events were evaluated in connection with the interim financial statements. Refer to paragraph 855-10-50-1 of the FASB Accounting Standards Codification.

<u>Exhibit 5.1</u>

2.   The opinion that you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K may not assume any of the material facts underlying the opinion or facts that are readily ascertainable. In this regard, we note the last sentence of the fourth paragraph of the exhibit. Please file a revised opinion.

3.   We note the reference in the fifth paragraph of the exhibit to the corporate laws of the State of Delaware. Please have your counsel confirm to us that their reference includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws in effect.

4.   It is our understanding, based on responses to prior comments, that all shares being registered are currently issued and outstanding and that no shares included in this registration statement are issuable upon conversion or exercise. Please revise the prospectus cover page or prospectus summary to so state. Also revise your opinion to remove (ii), in the penultimate paragraph since it is inapplicable to this offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Daniel E. Baron, Esq.